UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

KATE SPADE & COMPANY

(Name of Subject Company)

KATE SPADE & COMPANY

(Name of Person Filing Statement)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

485865109
(CUSIP Number of Class of Securities)

Craig A. Leavitt

Chief Executive Officer

Kate Spade & Company
2 Park Avenue
New York, New York 10016
(212) 354-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Thomas Linko	Robert B. Schumer
Senior Vice President, Chief Financial Officer	Justin G. Hamill
Kate Spade & Company	Paul, Weiss, Rifkind, Wharton & Garrison LLP
2 Park Avenue	1285 Avenue of the Americas
New York, New York 10016	New York, New York 10019
212-354-4900	(212) 373-3000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Kate Spade & Company (the “Company”) with the Securities and Exchange Commission (the ‘‘SEC’’) on May 26, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer by Chelsea Merger Sub Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Coach, Inc., a Maryland corporation (“Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Schedule 14D-9) any and all of the outstanding shares (the “Shares”) of common stock, par value $1.00 per share, of the Company at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon (the ‘‘Offer Price’’) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2017 (as it may be amended or supplemented from time to time, the ‘‘Offer to Purchase’’), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the ‘‘Letter of Transmittal’’ which, together with the Offer to Purchase, and other related materials, as each may be amended or supplemented from time to time, constitutes the ‘‘Offer’’). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on May 26, 2017 by Purchaser and Parent (together with any amendments and supplements thereto, the ‘‘Schedule TO’’).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.   The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the first paragraph under the subheading “(i) Background of Offer and Merger”:

“The following chronology summarizes the key meetings and other events between representatives of the Company and representatives of Parent, and between representatives of the Company and representatives of other potential parties to a strategic transaction during the period preceding the signing of the Merger Agreement. For a review of Parent’s additional key events that led to the signing of the Merger Agreement, please refer to Parent’s Offer to Purchase being mailed to the Company’s stockholders with this Schedule 14D-9.”

Item 8.   Additional Information.

(a)           Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the last sentence of the paragraph under the heading “Cautionary Note Regarding Forward-Looking Statements”:

“Except as required by applicable law, we expressly disclaim any current intention to update or revise any forward-looking statements contained in Schedule 14D-9 to reflect any change of expectations with regard thereto or to reflect any change in events, conditions, or circumstances on which any such forward-looking statement is based, in whole or in part.”

(b)           Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraphs under the heading “Legal Proceedings” in their entirety with the following:

“Beginning on May 31, 2017, five putative class action complaints were filed by purported stockholders of the Company challenging the Offer and the Merger in the United States District Court for the Southern District of New York. The cases are captioned Rosenfeld vs. Kate Spade & Company, et al., Case No. 1:17-CV-04085 (S.D.N.Y) (filed on May 31, 2017); Ali vs. Kate Spade & Co., et al., Case No. 1:17-CV-04125 (S.D.N.Y.) (filed on June 2,

2017); Steinberg vs. Kate Spade & Company, et al., Case No. 1:17-CV-04155 (S.D.N.Y.) (filed on June 2, 2017); Garcia vs. Kate Spade & Company, et al., Case No. 1:17-CV-04177 (S.D.N.Y.) (filed on June 5, 2017); and Jauregui vs. Kate Spade & Company, et al., Case No. 1:17-CV-04205 (S.D.N.Y.) (filed on June 5, 2017). The complaints name as defendants the Company and members of the Board of Directors, and the Steinberg and Jauregui complaints additionally name Parent and Purchaser. The complaints allege, among other things, that the defendants violated Sections 14(d), 14(e) and 20(a) of the Exchange Act and certain rules promulgated thereunder by omitting or misrepresenting certain allegedly material information in the Schedule 14D-9, which the plaintiff-stockholders argue is necessary for stockholders to make an informed decision as to whether to tender their Shares. In addition, the Jauregui complaint alleges that the Board of Directors breached its fiduciary duties by causing the Company to enter into the Merger Agreement based on allegations that the Offer Price is inadequate, the sales process was flawed, and the Merger Agreement includes preclusive deal protection provisions that would impede or prevent a potential superior proposal.  As relief, the plaintiff-stockholders seek in the complaint, among other things, an injunction against the Offer and Merger, rescissory damages should the Offer and Merger not be enjoined, unspecified money damages, and an award of the costs of the action, including attorneys’ and experts’ fees.  Copies of the complaints are annexed hereto and incorporated by reference as Exhibits (a)(9), (a)(10), (a)(11), (a)(12) and (a)(13) to this Amendment.

Similar stockholder actions relating to the Offer and Merger may be filed during and after this offering.”

Item 9.   Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

(a)(10)	Class Action Complaint as filed June 2, 2017 (Ali vs. Kate Spade & Co., et al., Case No. 1:17-CV-04125 (S.D.N.Y.)) (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(11)	Class Action Complaint as filed June 2, 2017 (Steinberg vs. Kate Spade & Company, et al., Case No. 1:17-CV-04155 (S.D.N.Y.)) (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(12)	Class Action Complaint as filed June 5, 2017 (Garcia vs. Kate Spade & Company, et al., Case No. 1:17-CV-04177 (S.D.N.Y.)) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(13)	Class Action Complaint as filed June 5, 2017 (Jauregui vs. Kate Spade & Company, et al., Case No. 1:17-CV-04205 (S.D.N.Y.)) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

KATE SPADE & COMPANY

By:	/s/ George M. Carrara
Name:	George M. Carrara
Title:	President and Chief Operating Officer

Dated: June 8, 2017